SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file numbers: 0-23876 and 1-03439

ST. LAURENT PAPERBOARD HOURLY SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN

JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN

(Full title of the plans)

SMURFIT-STONE CONTAINER CORPORATION

150 North Michigan Avenue

Chicago, Illinois 60601

(Name of issuer of the securities held pursuant to the plans and address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Savings Plan

Years Ended December 31, 2005 and 2004

Smurfit-Stone Container Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

    Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 9, 2006

1

Smurfit-Stone Container Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value	$823,460,228	$833,950,865
Cash	615,639	186,898
Employee contribution receivable	1,124,290	1,086,349
Employer contribution receivable	3,559,254	3,459,330

Net assets available for benefits	$828,759,411	$838,683,442

See accompanying notes.

2

Smurfit-Stone Container Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004
Additions
Interest and dividends	$25,943,293	$18,578,584
Transfer of participant accounts from affiliated plan	1,969,714	1,960,773

Contributions:
Employees	38,765,579	38,901,391
Employer	15,753,228	15,909,223

Total additions	82,431,814	75,349,971

Deductions
Withdrawals by participants	(90,123,975)	(72,227,174)
Administration expenses	(56,570)	(69,057)

Total deductions	(90,180,545)	(72,296,231)

Net realized and unrealized (depreciation) appreciation in fair value of investments	(2,175,300)	63,026,792

Net (decrease) increase	(9,924,031)	66,080,532

Net assets available for benefits:
Beginning of year	838,683,442	772,602,910

End of year	$828,759,411	$838,683,442

See accompanying notes.

3

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, the plan sponsor, Jefferson Smurfit Corporation (U.S.), was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it became the plan sponsor. Also, because of the merger, the EIN changed from 36-2659288 to 36-2041256. The plan name and plan number remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering employees of the Company and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 40% of eligible compensation (prior to January 1, 2004, from 1% to 20%) as defined by the Plan. Participants may also contribute up to 20% on an after-tax basis with a combined limit up to 40%. The Company makes matching contributions up to the lesser of 70% of the first 6% of eligible compensation deferred by a participant or half of the elective contribution limit. Employer contributions are made in the form of cash invested in SSCC common stock. All employer contributions may be exchanged into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. At December 31, 2005, the Company had approximately $491,821 in forfeitures which will be used to offset future employer contributions, compared to $763,499 at December 31, 2004. During 2005, $467,553 of forfeitures were used to reduce employer contributions, compared to $279,471 during 2004.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions are participant-directed. The employer matching contributions and any specifically directed employee contributions are invested in the SSCC Common Stock Fund. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Certain employees have a portion of their investment held in the Exxon Mobil Corporation Common Stock Fund. Contributions are no longer permitted into this fund.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

5

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Corporation Common Stock Fund are distributable in shares of common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market. Common trust funds are valued at the redemption price of the units as determined by the trustee, based on the current market value of the underlying assets of the fund. The Stable Value Fund invests primarily in guaranteed investment contracts.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

6

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2005	2004
SSCC Common Stock Fund (7,133,187 and 6,335,046 shares of common stock)	$101,078,943	$118,338,776
Exxon Mobil Corporation Common Stock Fund (1,374,991 and 1,535,054 shares of common stock)	77,233,292	78,686,875
T. Rowe Price Equity Income Fund (4,809,403 and 5,083,040 shares of mutual fund)	124,659,730	135,158,047
T. Rowe Price Personal Strategy Balanced Fund (3,114,416 and 3,300,303 shares of mutual fund)	58,457,594	60,032,509
T. Rowe Price Blended Stable Value Fund (137,745,706 and 142,645,763 units of common trust fund)	137,745,706	142,645,763
T. Rowe Price Blue Chip Growth Fund (2,078,224 and 2,357,634 shares of mutual fund)	67,916,361	72,898,050
T. Rowe Price New Horizons Fund (1,535,254 and 1,586,955 shares of mutual fund)	48,728,962	46,402,574

7

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31
	2005	2004
Mutual funds	$15,356,084	$44,233,855
Common stock	(18,410,650)	16,881,612
Common trust fund	879,266	1,911,325

	$(2,175,300)	$63,026,792

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

5. Plan Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

8

Supplemental Schedule

Smurfit-Stone Container Corporation Savings Plan

EIN 36-2041256 Plan No. 062

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer	Description of Assets	Current Value
SSCC Common Stock Fund*	7,133,187 shares of common stock	$101,078,943
Exxon Mobil Corporation Common Stock Fund	1,374,991 shares of common stock	77,233,292
Morgan Stanley International Equity Fund	178,725 shares of mutual funds	3,635,272
T. Rowe Price Spectrum Income Fund*	1,583,492 shares of mutual funds	18,669,371
T. Rowe Price New Income Fund*	529,954 shares of mutual fund	4,753,686
T. Rowe Price Equity Income Fund*	4,809,403 shares of mutual fund	124,659,730
T. Rowe Price Personal Strategy Balanced Fund*	3,114,416 shares of mutual fund	58,457,594
T. Rowe Price New Horizons Fund*	1,535,254 shares of mutual fund	48,728,962
T. Rowe Price International Stock Fund*	1,209,328 shares of mutual fund	17,885,961
Fidelity Contra Fund	448,144 shares of mutual fund	29,021,807
Fidelity Value Fund	489,095 shares of mutual fund	37,112,584
Putnam New Opportunities Fund	396,968 shares of mutual fund	18,121,609
T. Rowe Price Blended Stable Value Fund*	137,745,706 units of common trust funds	137,745,706
Equity Index Trust (S&P 500)	522,363 units of common trust funds	18,705,843
T. Rowe Price Personal Strategy Income Fund*	469,294 shares of mutual fund	7,072,258
T. Rowe Price Personal Strategy Growth Fund*	595,048 shares of mutual fund	13,739,665
T. Rowe Price Summit Cash Reserves Fund*	7,760,619 shares of mutual fund	7,760,619
T. Rowe Price Small Capitalization Value Fund*	602,650 shares of mutual fund	22,243,813
T. Rowe Price Blue Chip Growth Fund*	2,078,224 shares of mutual fund	67,916,361
Participant loans*	Interest rates range from 4.08% to 10.25%, maturities through 2020	8,917,152

		$823,460,228

*	Parties-in-interest.

9

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

St. Laurent Paperboard Hourly Savings Plan

Years Ended December 31, 2005 and 2004

St. Laurent Paperboard Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

    Retirement Plans

We have audited the accompanying statements of net assets available for benefits of St. Laurent Paperboard Hourly Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 9, 2006

1

St. Laurent Paperboard Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Cash and cash equivalents	$11,549	$1,968
Investments, at fair value	31,111,962	28,602,186
Employee contribution receivable	94,400	94,875
Employer contribution receivable	31,948	25,463

Net assets available for benefits	$31,249,859	$28,724,492

See accompanying notes.

2

St. Laurent Paperboard Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004
Additions
Interest and dividends	$976,338	$640,850
Net transfer of participant accounts from affiliated plans	40,244	96,563

Contributions:
Employees	2,521,139	2,551,782
Employer	453,508	424,958

Total additions	3,991,229	3,714,153

Deductions
Withdrawal by participants	(2,228,506)	(975,110)
Administrative expenses	(3,625)	(2,845)

Total deductions	(2,232,131)	(977,955)

Net realized and unrealized appreciation in fair value of investments	766,269	2,040,740

Net increase	2,525,367	4,776,938

Net assets available for benefits:
Beginning of year	28,724,492	23,947,554

End of year	$31,249,859	$28,724,492

See accompanying notes.

3

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of Plan

The following description of the St. Laurent Paperboard Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. St. Laurent Paperboard (U.S.), Inc. was the plan sponsor until July 31, 2003. Effective July 31, 2003, St. Laurent Paperboard (U.S.), Inc. merged into Stone Container Corporation. Stone Container Corporation assumed the role of plan sponsor effective July 31, 2003. On November 1, 2004, Stone Container Corporation’s name was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it continues to be the plan sponsor. The EIN, plan name, and plan number all remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees at facilities identified with St. Laurent Paperboard (U.S.), Inc. prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 22% of eligible compensation, as defined by the Plan, depending on the amount permitted for the particular location. The Company makes a matching contribution in varying amounts depending on the location where the participant is employed. Certain locations have adopted an amendment which specifies the Company contributions be made in the form of cash invested in SSCC common stock. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Effective January 1, 2006, employer matching contributions are invested according to participant direction. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All participant contributions are participant-directed. The employer matching contributions are initially invested in the SSCC Company Stock Fund and may be immediately reinvested according to participant direction, as determined by the labor contract.

Forfeitures

Forfeitures of non-vested employer contributions are used to reduce future employer contributions. At December 31, 2005, the Company has approximately $52,674 in forfeitures which will be used to offset future employer contributions, compared to $53,160 at December 31, 2004. During 2005, $8,240 of forfeitures were used to reduce employer contributions, compared to $9,317 during 2004.

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

5

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants at certain locations, depending on the terms of the collective bargaining agreement, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Common trust funds are valued at the redemption price of the units as determined by the trustee, based on the current market value of the underlying assets of the fund. The Stable Value Fund invests primarily in guaranteed investment contracts. Participant loans are valued at cost, which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

6

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2005	2004
T. Rowe Price Blue Chip Growth Fund (107,349 and 104,828 shares of mutual fund)	$3,508,172	$3,241,302
T. Rowe Price Spectrum Income Fund (178,378 and 182,295 shares of mutual fund)	2,103,074	2,203,952
T. Rowe Price Equity Income Fund (206,325 and 205,082 shares of mutual fund)	5,347,962	5,453,144
T. Rowe Price Blended Stable Value Fund (3,582,607 and 3,719,497 units of common trust fund)	3,582,607	3,719,497
T. Rowe Price New Horizons Fund (55,968 and 50,590 shares of mutual fund)	1,776,437	1,479,267
Putnam New Opportunities Fund (89,287 and 87,668 shares of mutual fund)	4,075,968	3,640,868

7

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2005	2004
Mutual funds	$751,434	$1,969,876
Common stock	(254,850)	13,817
Common trust funds	269,685	57,047

	$766,269	$2,040,740

4. Plan Tax Status

The Plan has received a determination letter from the IRS dated October 10, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

8

Supplemental Schedule

St. Laurent Paperboard Hourly Savings Plan

EIN 54-1850745 Plan No. 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer	Description of Assets	Current Value
SSCC Common Stock Fund*	98,839 shares of common stock	$1,400,547
Morgan Stanley International Equity Fund	8,686 shares of mutual fund	176,671
T. Rowe Price Blended Stable Value Fund*	3,582,607 shares of common stock	3,582,607
T. Rowe Price Blue Chip Growth Fund*	107,349 shares of mutual fund	3,508,172
T. Rowe Price International Stock Fund*	92,534 shares of mutual fund	1,368,581
T. Rowe Price New Horizons Fund*	55,968 shares of mutual fund	1,776,437
T. Rowe Price Personal Strategy Bal Fund*	41,140 shares of mutual fund	772,195
T. Rowe Price Equity Income Fund*	206,325 shares of mutual fund	5,347,962
Fidelity Value Fund	19,803 shares of mutual fund	1,502,660
Fidelity Contra Fund	21,009 shares of mutual fund	1,360,549
Putnam New Opportunities Fund	89,287 shares of mutual fund	4,075,968
Equity Index Trust (S&P 500)	18,797 units of common trust funds	673,136
T. Rowe Price Personal Strategy Income Fund*	25,514 shares of mutual fund	384,496
T. Rowe Price Personal Strategy Growth Fund*	50,451 shares of mutual fund	1,164,914
T. Rowe Price Summit Cash Reserves Fund*	1,038,937 shares of mutual fund	1,038,937
T. Rowe Price Spectrum Income Fund*	178,378 shares of mutual fund	2,103,074
T. Rowe Price New Income Fund*	16,210 shares of mutual fund	145,401
T. Rowe Price Small Capitalization Value Fund*	15,634 shares of mutual fund	577,053
Participant loans*	Loans to participants, bearing interest at 4% to 9.75%, maturities through 2020	152,602

		$31,111,962

*	Party-in-interest.

9

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Jefferson Smurfit Corporation Hourly Savings Plan

Years Ended December 31, 2005 and 2004

Jefferson Smurfit Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

    Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 9, 2006

1

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Cash	$123,639	$37,521
Investments, at fair value	125,272,950	120,364,871
Employer contribution receivable	162,986	167,693
Employee contribution receivable	450,086	427,433

Net assets available for benefits	$126,009,661	$120,997,518

See accompanying notes.

2

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004
Additions:
Interest and dividends	$3,699,163	$2,183,809

Contributions:
Employees	11,022,246	10,613,700
Employer	2,369,942	2,338,017

Total additions	17,091,351	15,135,526
Deductions:
Net transfers of participant accounts to other plans	(688,092)	(121,889)
Withdrawals by participants	(10,304,935)	(8,479,502)
Administrative expenses	—	(5,423)

Total deductions	(10,993,027)	(8,606,814)

Net realized and unrealized (depreciation) appreciation in fair value of investments	(1,086,181)	8,419,445

Net increase	5,012,143	14,948,157

Net assets available for benefits:
Beginning of year	120,997,518	106,049,361

End of year	$126,009,661	$120,997,518

See accompanying notes.

3

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of Plan

The following description of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, the plan sponsor, Jefferson Smurfit Corporation (U.S.), was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it became the plan sponsor. Also, because of the merger, the EIN changed from 36-2659288 to 36-2041256. The plan name and plan number remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan established January 1, 1992, covering all eligible hourly employees at facilities identified with Jefferson Smurfit Corporation (U.S.) prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 20% of eligible compensation as defined by the Plan. The Company and other affiliated participating employers within the controlled group contribute matching contributions of 0% to 50% of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements. Under current plan provisions, employer contributions may be in the form of cash or initially invested in SSCC common stock. All employer contributions may be exchanged from SSCC common stock into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the matching contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service.

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. At December 31, 2005, the Company had approximately $10,639 in forfeitures which will be used to offset future employer contributions, compared to $24,584 at December 31, 2004. During 2005, $20,849 of forfeitures were used to reduce employer contributions, compared to $18,736 in 2004.

Distributions

The vested balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions are participant-directed. The employer matching contributions and any specifically directed employee contributions are invested in the SSCC Common Stock Fund.

5

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at fair value as determined by the trustee based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Common trust funds are valued at the redemption price of the units as determined by the trustee, based on the current market value of the underlying assets of the fund. The Stable Value Fund invests primarily in guaranteed investment contracts.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2005	2004
SSCC Common Stock Fund (1,292,129 and 1,093,264 shares of common stock)	$18,309,474	$20,422,185
T. Rowe Price Blue Chip Growth Fund (351,631 and 355,875 shares of mutual fund)	11,491,310	11,003,684
T. Rowe Price Blended Stable Value Fund (15,995,492 and 16,268,557 units of common trust fund)	15,995,492	16,268,557
T. Rowe Price New Horizons Fund (513,168 and 521,310 shares of mutual fund)	16,287,983	15,243,118
T. Rowe Price Personal Strategy Balanced Fund (578,928 and 524,345 shares of mutual fund)	10,866,485	9,537,844
T. Rowe Price Equity Income Fund (912,777 and 891,945 shares of mutual fund)	23,659,183	23,716,822

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31
	2005	2004
Mutual funds	$3,129,983	$7,946,776
Common stock	(4,407,634)	87,559
Common trust funds	191,470	385,110

	$(1,086,181)	$8,419,445

7

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

5. Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

8

Supplemental Schedule

Jefferson Smurfit Corporation Hourly Savings Plan

EIN 36-2041256 Plan No. 063

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue	Description of Asset	Current Value
SSCC Common Stock Fund*	1,292,129 shares of common stock	$18,309,474
Morgan Stanley International Equity Fund	13,562 shares of mutual fund	275,855
T. Rowe Price Equity Income Fund*	912,777 shares of mutual fund	23,659,183
T. Rowe Price Personal Strategy Balanced Fund*	578,928 shares of mutual fund	10,866,485
T. Rowe Price New Horizons Fund*	513,168 shares of mutual fund	16,287,983
T. Rowe Price International Stock Fund*	213,641 shares of mutual fund	3,159,761
Fidelity Contra Fund	59,544 shares of mutual fund	3,856,102
Fidelity Value Fund	38,340 shares of mutual fund	2,909,270
Putnam New Opportunities Fund	107,871 shares of mutual fund	4,924,293
T. Rowe Price Blended Stable Value Fund*	15,995,492 units of common trust funds	15,995,492
Equity Index Trust (S&P 500)	122,326 units of common trust funds	4,380,527
T. Rowe Price Personal Strategy Income Fund*	62,658 shares of mutual fund	944,246
T. Rowe Price Personal Strategy Growth Fund*	126,599 shares of mutual fund	2,923,192
T. Rowe Price Summit Cash Reserves Fund*	1,597,575 shares of mutual fund	1,597,576
T. Rowe Price Spectrum Income Fund*	166,626 shares of mutual fund	1,964,529
T. Rowe Price Blue Chip Growth Fund*	351,631 shares of mutual fund	11,491,310
T. Rowe Price New Income Fund*	36,405 shares of mutual fund	326,555
T. Rowe Price Small Capitalization Fund*	37,960 shares of mutual fund	1,401,117

		$125,272,950

*	Parties-in-interest.

9

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Hourly Savings Plan

Years Ended December 31, 2005 and 2004

Smurfit-Stone Container Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

    Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 9, 2006

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value	$208,021,352	$193,848,723
Cash	26,251	9,918
Employee contribution receivable	599,129	602,090
Employer contribution receivable	328,563	313,008

Net assets available for benefits	$208,975,295	$194,773,739

See accompanying notes.

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004
Additions:
Interest and dividends	$6,355,413	$4,387,280

Contributions:
Employees	15,083,895	15,239,525
Employer	3,714,699	3,699,542

Total additions	25,154,007	23,326,347

Deductions:
Net transfer of participants to other plan	(1,321,866)	(1,710,151)
Withdrawals by participants	(12,605,823)	(12,980,428)
Administrative expenses	(11,108)	(6,616)

Total deductions	(13,938,797)	(14,697,195)

Net realized and unrealized appreciation in fair value of investments	2,986,346	12,638,914

Net increase	14,201,556	21,268,066
Net assets available for benefits:
Beginning of year	194,773,739	173,505,673

End of year	$208,975,295	$194,773,739

See accompanying notes.

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, Jefferson Smurfit Corporation (U.S.) was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it continues to be the plan sponsor. The EIN, plan name, and plan number all remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company and its adopting subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 25% of eligible compensation up to the maximum amount permitted by the Internal Revenue Code (the Code) and subject to the other limitations included in various supplements to the plan document.

The Company contributes, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant’s deferred compensation, subject to various limitations outlined in supplements to the plan document. Certain locations have adopted an amendment which specifies that the employer contributions be made in the form of cash invested in SSCC common stock. For these locations, effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Effective January 1, 2006, for all locations, Company matching contributions are participant-directed.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on the location where the participant is employed and the locally negotiated organized labor contract, generally either immediate vesting or vesting in 20% increments after each year of service with full vesting after five years of service.

Forfeitures

Forfeitures of non-vested amounts are used to offset future employer contributions. At December 31, 2005, the Company had approximately $15,763 in forfeitures which will be used to offset future employer contributions, compared to $25,136 at December 31, 2004. During 2005, $20,182 of forfeitures were used to reduce employer contributions, compared to $6,689 during 2004.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All participant contributions are initially invested in the SSCC Company Stock Fund and may be immediately reinvested according to participant direction, as determined by the labor contract.

Distributions

The vested balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment or in two or more installments as elected by the participant. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Investment Valuation

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is valued based on closing stock prices on national stock exchanges. Common trust funds are valued at the redemption price of the units as determined by the trustee, based on the current market value of the underlying assets of the fund. The Stable Value Fund invests primarily in guaranteed investment contracts.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2005	2004
T. Rowe Price Personal Strategy Balanced Fund (1,296,557 and 1,227,327 shares of mutual fund)	$24,336,375	$22,325,088
T. Rowe Price Equity Income Fund (1,623,023 and 1,577,710 shares of mutual fund)	42,068,752	41,951,325
T. Rowe Price Blue Chip Growth Fund (1,350,498 and 1,432,347 shares of mutual fund)	44,134,263	44,288,187
T. Rowe Price Blended Stable Value Fund (42,685,050 and 40,778,402 units of common trust fund)	42,685,050	40,778,402
SSCC Common Stock Fund (908,491 shares of common stock)	12,873,322	8,602,015

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31
	2005	2004
Mutual funds	$4,135,747	$12,376,664
Common stock	(1,274,247)	(7,435)
Common trust funds	124,846	269,685

	$2,986,346	$12,638,914

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

5. Plan Tax Status

The Plan has received a determination letter from the IRS dated December 15, 2003, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Smurfit-Stone Container Corporation Hourly Savings Plan

EIN 36-2041256 Plan No. 043

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Description of Asset	Current Value
SSCC Common Stock Fund*	908,491 shares of common stock	$12,873,322
Morgan Stanley International Equity Fund	23,403 shares of mutual fund	476,025
T. Rowe Price Equity Income Fund*	1,623,023 shares of mutual fund	42,068,752
T. Rowe Price Personal Strategy Balanced Fund*	1,296,557 shares of mutual fund	24,336,375
T. Rowe Price New Horizons Fund*	203,816 shares of mutual fund	6,469,110
T. Rowe Price International Stock Fund*	95,565 shares of mutual fund	1,413,414
Fidelity Contra Fund	71,955 shares of mutual fund	4,659,818
Fidelity Value Fund	57,022 shares of mutual fund	4,326,822
Putnam New Opportunities Fund	175,856 shares of mutual fund	8,027,804
T. Rowe Price Blended Stable Value Fund*	42,685,050 units of common trust funds	42,685,050
Equity Index Trust (S&P 500)	75,242 units of common trust funds	2,694,438
T. Rowe Price Personal Strategy Income Fund*	126,185 shares of mutual fund	1,886,531
T. Rowe Price Personal Strategy Growth Fund*	95,613 shares of mutual fund	2,207,714
T. Rowe Price Summit Cash Reserves Fund*	4,475,139 shares of mutual fund	4,475,139
T. Rowe Price Spectrum Income Fund*	186,525 shares of mutual fund	2,199,138
T. Rowe Price Blue Chip Growth Fund*	1,350,498 shares of mutual fund	44,134,263
T. Rowe Price New Income Fund*	62,180 shares of mutual fund	557,754
T. Rowe Price Small Capitalization Fund*	68,542 shares of mutual fund	2,529,883

		$208,021,352

*	Parties-in-interest.

SIGNATURES

The Plans.   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Smurfit-Stone Container Corporation Savings Plan

Jefferson Smurfit Corporation Hourly Savings Plan

Smurfit-Stone Container Corporation Hourly Savings Plan

St Laurent Paperboard Hourly Savings Plan

Date	June 28, 2006	/S/ PAUL K. KAUFMANN
Signature PAUL K. KAUFMANN Member, Administrative Committee of the Smurfit-Stone Container Corporation Retirement Plans